MTS Markets International, Inc.

Statement of Financial Condition
December 31, 2019

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50451

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALERS: MTS Markets International, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28 Liberty Street, 57th Floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Parker 646-564-3255
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars USA LLP
(Name – *if individual, state last, first, middle name*)

60 Crossways Park Drive West, Suite 301	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Parker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MTS Markets International, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

_____

_____

_____

_____
Signature

Head of MTS Markets International, Inc.
Title

_____
Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/ 2022

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Exemption Report pursuant to Securities and Exchange Commission Rule 17a5(d)(4)

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MTS Markets International, Inc.
Index
December 31, 2019



Report of Independent Registered Public Accounting Firm

To the Executive Committee of MTS Markets International, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MTS Markets International, Inc., (the "Company"), as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2014.

Woodbury, NY
February 29, 2020

Mazars USA LLP

60 Crossways Park Drive West, Suite 301 – Woodbury, New York – 11797
Tel: 516.488.1200 – Fax: 516.488.1238 – www.mazarsusa.com

Mazars USA LLP is an independent member firm of Mazars Group.



MTS Markets International, Inc.
Statement of Financial Condition
As of December 31, 2019

Assets

Cash	$ 4,075,637
Receivable from clearing broker	1,262,659
Due from affiliates	260,796
Commissions receivable	150,350
Prepaid expenses and other current assets	104,161
Property and equipment, net	1,129,106
Capitalized software	814,028
Right of use asset	831,785
Security deposit	128,461
Goodwill	7,846,490
Intangible assets, net	4,644,513
Deferred tax asset	1,020,879
Total assets	$ 22,268,865

Liabilities and Stockholder's Equity

Liabilities

Due to affiliates	$ 1,496,584
Accounts payable and accrued expenses	696,450
Lease liability	836,767
Total liabilities	3,029,801

Stockholder's equity

Common stock $0.01 par value; 1,000 authorized issued and outstanding shares	10
Additional paid in capital	105,755,180
Accumulated deficit	(86,516,126)
Total stockholder's equity	19,239,064
Total liabilities and stockholder's equity	$ 22,268,865

The accompanying notes are an integral part of this financial statement.

MTS Markets International, Inc.
Notes to the Financial Statement
For the year ended December 31, 2019

1. **Description of Business**

   MTS Markets International, Inc. (the "Company"), was incorporated in the State of Delaware on April 27, 1999. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

   The Company is wholly owned by MTS S.p.A. in Italy (the "Parent"). The Parent is ultimately a subsidiary of the London Stock Exchange Group PLC in the United Kingdom.

   The Company offers corporate bonds through its BondsPro proprietary trading platform and also through the Company's registered representatives. The Company does not carry accounts for customers or perform custodial functions related to securities. The Company acts on a riskless principal basis in securities transactions that are cleared through a non-affiliated clearing firm.

2. **Summary of Significant Accounting Policies**

   Basis of presentation
   The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

   The following is a summary of the significant accounting policies followed by the Company.

   Cash and cash equivalents
   The Company considers all unrestricted deposits and highly liquid investments, which are readily convertible to cash, with original maturities of three months or less at acquisition, to be cash equivalents.

   Revenue
   The Company recognizes revenue from customers arising from the transfer of goods and services in accordance with ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)". The Company executes transactions between its clients and liquidity providers. It acts as an intermediary in these transactions by serving as a trading counterparty to both the buyer and the seller in matching back-to-back trades, which are then settled primarily through its clearing broker. Securities transactions and the related revenues and expenses are recorded on a trade-date basis. The Company believes that the performance obligation is satisfied on the trade date as that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Such revenue and expenses are reflected within riskless principal trading and clearing and execution, respectively, in the statement of operations.

   The opening and closing receivables balances for Riskless principal trading was:

	December 31, 2019	December 31, 2018
Receivable from clearing broker	$ 762,659	$ 1,096,539
Commissions receivable	145,764	650,111
	$ 908,423	$ 1,746,650

MTS Markets International, Inc.
Notes to the Financial Statement
For the year ended December 31, 2019

2. **Summary of Significant Accounting Policies (continued)**

Revenue (continued)

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The opening and closing receivables balances for Commission and fee income was:

	December 31, 2019	December 31, 2018
Due from affiliates	$ 7,151	$ 11,870
Commissions receivable	4,586	5,194
	$ 11,737	$ 17,064

Interest income is recorded on the accrual basis. Other revenues are recorded when services are provided.

Income taxes

The Company accounts for income taxes in accordance with ASC 740. The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed as the difference between the financial statement and tax bases of assets and liabilities based on presently enacted tax laws and rates. Valuation allowances are established to reduce deferred tax assets when it is deemed more-likely-than-not that such assets will not be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Interest and penalties related to unrecognized tax benefits are recorded in the income tax provision. U.S. GAAP provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. The Company recognizes the effect of income tax positions if those positions are more-likely-than-not of being sustained.

The Company is no longer subject to federal, state or local tax examinations by taxing authorities for years prior to 2016.

MTS Markets International, Inc.
Notes to the Financial Statement
For the year ended December 31, 2019

2.   **Summary of Significant Accounting Policies (continued)**

Property and equipment
Property and equipment is recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over estimated useful lives of three to five years. Leasehold improvements are recorded at cost, net of accumulated amortization, which is calculated on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease. The Company periodically reviews property and equipment to determine that the carrying values are not impaired.

Goodwill
The Company has recorded goodwill as a result of a business combination to the extent the purchase price of the completed acquisition exceeded the fair value of the net identifiable assets of the acquired company. The Company tests goodwill for impairment on at least an annual basis. No impairment charges have resulted from the annual impairment test.

Long-lived assets and intangible assets
The Company reviews its long-lived assets and finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Acquired intangible assets with finite lives, which consist of customer relationships and tradename, are amortized on a straight-line basis over estimated useful lives of 2 to 13 years. The acquired intangible assets associated with the license and domain name have indefinite lives and are not subject to amortization. The Company reviews intangible assets with indefinite lives on at least an annual basis to determine that the carrying values are not impaired. No impairment charges have resulted from the annual impairment test.

Capitalized Software
The Company accounts for capitalized software in accordance with ASC 350-40: Internal Use Software. Internally developed software is separated into three stages: preliminary project stage, application development stage, and post implementation stage. Costs incurred during the application development stage are capitalized. Costs are expensed as incurred during the preliminary project stage and post implementation stage. Once the capitalization criteria are met, external direct costs incurred for materials and services used in developing or obtaining internal-use computer software and payroll and payroll-related costs for employees who are directly associated with the internal-use computer software project (to the extent those employees devoted time directly to the project) are capitalized. Amortization of capitalized costs begins when the software is ready for its intended use.

The Company capitalized $814,028 for the year ended December 31, 2019.

Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

MTS Markets International, Inc.
Notes to the Financial Statement
For the year ended December 31, 2019

2.   **Summary of Significant Accounting Policies (continued)**

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in a non-cancellable operating leases, for office space. The Company recognized a lease liability and a right of use (ROU) asset as at January 1, 2019, the effective date of ASC 842. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, the Company used its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

3.   **Property and Equipment**

Property and equipment consisted of the following at December 31, 2019:

Computer equipment	$	224,999
Software		1,087,941
Less: accumulated depreciation		(183,834)
	$	1,129,106

4.   **Goodwill and Intangible Assets**

Goodwill and intangible assets consisted of the following at December 31, 2019:

	Gross carrying amount	Accumulated amortization	Net carrying amount
Goodwill	$ 7,846,490	$ -	$ 7,846,490
Domain name	850,000	-	850,000
License	50,000	-	50,000
Customer relationships	6,638,000	(2,893,487)	3,744,513
Tradename	106,000	(106,000)	-
Intangible Assets, net	7,644,000	(2,999,487)	4,644,513
Total goodwill and intangibles, net	$ 15,490,490	$ (2,999,487)	$ 12,491,003

MTS Markets International, Inc.
Notes to the Financial Statement
For the year ended December 31, 2019

5. **Clearing Broker**

The clearing and depository operations for the Company's riskless principal transactions are provided by one clearing broker. Receivable from clearing broker includes cash deposits and, credit balances net of debit balances. In the event of the clearing broker's insolvency, recovery of assets may be limited. The Company maintains a deposit of $500,000 with its clearing broker. In addition, the Company maintains net capital pursuant to the clearing agreement.

6. **Income Taxes**

As of December 31, 2019, the net deferred tax asset balance is $1,020,879 and includes the following:

	December 31, 2019
Deferred tax assets	
Net operating loss carry forward	$ 7,910,176
Depreciation and amortization	(369,535)
Prepaid and accrued expenses	78,414
Others	(323)
Deferred tax assets	**7,618,732**
Valuation allowance	(6,597,853)
Net total deferred tax assets	**$ 1,020,879**

The deferred tax assets balance on December 31, 2019 is $7.6 million. The deferred tax assets relate to realization of state and local net operating losses. As of December 31, 2019, the Company recorded a valuation allowance to reduce the deferred tax assets for the amount that is more-likely-than-not to be realized.

The valuation allowance at December 31, 2019 is $6.6 million. The valuation allowance at December 31, 2018 was $5.5 million, yielding an increase in the valuation allowance of $1.1 million.

On December 31, 2019, the Company had federal, state and city net operating loss carryforwards ("NOL") of approximately $31.3 million, $4.6 million and $4.2 million, respectively. These losses will begin to expire in 2032.

The full recognition of the state and city deferred tax assets is due to the realizable tax benefit against the Company's US affiliates' state and city tax liabilities in foreseeable future. The Company and its US affiliates electively filed unitary combined returns for applicable state and city jurisdictions effective 2017 tax year with one of the Company's US affiliates, LSEG US Holdco, Inc., as the reporting entity.

The Company is not currently under examination by taxing authorities.

MTS Markets International, Inc.
Notes to the Financial Statement
For the year ended December 31, 2019

7.   **Related Party Transactions**

Pursuant to service agreements with various affiliates of the Company, including but not limited to, London Stock Exchange Group Holdings, Inc. ("LSEGH"), LSEG US Holdco, Inc. ("LSEG Holdco"), London Stock Exchange PLC ("LSE"), Borsa Italiana S.p.A., and MTS S.p.A., (the "Affiliates"), the Company receives various services and other operating assistance, including human resources, legal, finance, corporate professional, rent, and other general and administrative services.

Pursuant to a service agreement, the Company receives human resource services from LSEGH. Pursuant to a tax sharing agreement with LSEGH, the Company is required to file unitary combined returns for New York State and New York City pursuant to New York State and City tax law. As of December 31, 2019, the Company had an outstanding balance of $1,493,769 which is included as due to affiliates in the statement of financial condition.

As of December 31, 2019, the Company had a receivable from LSE for travel and entertainment of $2,814 which is included as due from affiliates in the statement of financial condition.

Pursuant to an agreement with MTS S.p.A., the Company charges a membership fee for use of the BondVision platform. As of December 31, 2019, the Company had no outstanding balance.

Pursuant to an agency agreement with EuroMTS Limited, an affiliate, the Company provides various promotion and market data services of the affiliate's products in the US. As of December 31, 2019, the Company had a receivable of $7,151 which is included as due from affiliates in the statement of financial condition.

Pursuant to a framework agreement with Turquoise SwapMatch, an affiliate, the Company provides office space. As of December 31, 2019, the Company had a receivable of $24,267 which is included as due from affiliates in the statement of financial condition.

The Company had a tax related receivable of $229,379 due from LSEG Holdco which is included as due from affiliates in the statement of financial condition.

For the year ended December 31, 2019, the Company received $3,000,000 in capital contributions from the Parent.

8.   **Leases**

The Company has obligations as a lessee for office space, with initial non-cancellable terms in excess of one year. The Company classified this lease as operating leases. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants.

Amounts reported in balance sheet as of December 31, 2019 were as follows:

Operating leases:
Operating lease ROU assets $831,785
Operating lease liabilities $836,767

MTS Markets International, Inc.
Notes to the Financial Statement
For the year ended December 31, 2019

8.   **Leases (continued)**

There are 3.4 years remaining on the lease and the discount rate used on the lease was 5.0%. Maturities of lease liabilities under non-cancellable operating leases as of December 31, 2019 are as follows:

2020	$ 259,554
2021	266,043
2022	272,694
2023	114,789
Total undiscounted lease payments	913,080
Less imputed interest	(76,313)
Total lease liabilities	$ 836,767

9.   **Credit Risk**

The Company executes transactions between its clients and liquidity providers. It acts as an intermediary in these transactions by serving as a trading counterparty to both the buyer and the seller in matching back-to-back trades, which are then settled through its clearing brokerage firm. The Company is exposed to risks resulting from non-performance by its counterparties. These parties may default on their obligations to the Company due to bankruptcy, lack of liquidity, operational failure or other reasons. Adverse movements in the prices of securities that are the subject of these transactions can increase its risk. Where the unmatched position or failure to deliver is prolonged, there may also be regulatory capital charges required to be taken by the Company.

As of December 31, 2019, the Company maintained its cash balance with a financial institution. The cash balance in excess of the Federal Deposit Insurance Company insurance limits amounted to $3,825,637. The Company has not experienced any losses in such account and believes it is not subject to any significant credit risk.

10.   **Net Capital Requirements**

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. In accordance with the Rule, the Company is required to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6.667% of aggregate indebtedness. At December 31, 2019, net capital of $3,140,280, exceeded the required net capital minimum of $146,534 by $2,993,746. Aggregate indebtedness at December 31, 2019 totaled $2,198,016. The ratio of aggregate indebtedness to net capital was 0.70 to 1.

The Company is exempt from SEC Rule 15c3-3 under sub-paragraph k(2)(ii) because all customer transactions are cleared through another broker dealer on a fully disclosed basis.

MTS Markets International, Inc.
Notes to the Financial Statement
For the year ended December 31, 2019

11.   **Acquisition of a Business**

On June 21, 2019 the Company executed an asset purchase agreement with InterDealer Information Technologies, LLC, a vendor that supported the Company's platform technology. While in the measurement period, the Company is reviewing the items purchased in this business combination.

Consideration Paid	$	(1,248,078)
Assets Acquired:		
Property and equipment		1,111,423
Security deposit		128,461
Prepaid expenses and other current assets		8,194
	$	1,248,078